REPORT OF THE FUND'S SPECIAL SHAREHOLDER MEETING

A Special Meeting of Shareholders of the Hilton Yield Plus Fund ("the Acquired Fund"), a series of
Managed Portfolio Series, took place on December 3, 2014 to approve a proposed Agreement of and Plan of Reorganization for the Acquired Fund, whereby the Direxion Hilton Tactical Income Fund ("the
Acquiring Fund"),  a series of Direxion Funds, would acquire all of the assets and liabilities of the
Acquired Fund, in exchange for shares of the Acquiring Fund which would be distributed pro rata by the
Acquired Fund to its shareholders, in complete liquidation and termination of the Acquired Fund (the
"Reorganization").

All Acquired Fund shareholders of record at the close of business on October 31, 2014, were entitled to vote.  As of the record date, the Hilton Yield Plus Fund had 2,417,419 shares outstanding.  Of the
1,281,236 shares present in person or by proxy at the meeting on December 3, 2014: 1,272,459, or 99.3%, voted in favor of the Reorganization (representing 52.6% of total outstanding shares), 0, or 0.0%, voted against the Reorganization, and 8,777 or 0.7% withheld from voting for the Reorganization.  Accordingly, the Reorganization was approved.